

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Ross Levinsohn
Chief Executive Officer
Arena Group Holdings, Inc.
200 Vesey Street
24th Floor
New York, New York 10281

   Re: Arena Group Holdings, Inc.
     Form 10-K for the fiscal year ended December 31, 2021
     Filed April 1, 2022
     File No. 001-12471

Dear Mr. Levinsohn:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

1. We note from your December 2021 and June 2022 Investor Presentations on your website that you discuss certain key performance indicators including monthly average page views, revenue per page view (RPM), overall CPM, sports partner impressions and video views as well as certain subscriber information. Please tell us all of the key variables and other factors that management uses to manage business. As an example, explain whether management uses digital and print subscription renewal rates to manage the business. We refer you to Item 303(a) of Regulation S-K and SEC Interpretive Release No. 33-10751.

2. We note that the quantity of your digital advertisements, the impression bid prices, and revenue are reported on a real-time basis. Please tell us your consideration of disclosing

the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Price and volume disclosures such as the number of clicks or impressions and revenue per-click or per impression including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Use of Non-GAAP Financial Measures, page 35

3.   We note your adjustment representing professional and vendor fees recorded in connection with services provided by consultants, accountants, lawyers, and other vendors related to (i) the preparation of periodic reports in order for you to become current in your reporting obligations ("Delinquent Reporting Obligations Services"), (ii) up-list to a national securities exchange, (iii) contemplated and completed acquisitions, (iv) public and private offerings of your securities and other financings, and (v) stockholder disputes and the implementation of your Rights Agreement. Please explain whether these professional and vendor fees represent normal, recurring, cash operating expenses necessary to operate your business. We refer you to Rule 100(b) of Regulation G and Question 100.01 of the C&DI on Non-GAAP Financial Measures.

Item 15. Exhibits, Financial Statement Schedules, page 43

4.   We note that in 2019, you entered into a licensing agreement, as amended by Amendment No. 1 dated September 1, 2019, Amendment No. 2 dated April 1, 2020, Amendment No. 3 dated July 28, 2020, Amendment No. 4 dated June 4, 2021, and side letter dated June 4, 2021 (collectively, the "Sports Illustrated Licensing Agreement") with ABG-SI LLC ("ABG"). Please clarify whether the collective Sports Illustrated Licensing Agreement is filed as an exhibit and if not, please explain why it is not filed as an exhibit.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

5.   You disclose that you account for revenue on a gross basis, as compared to a net basis, in the statement of operations and cost of revenues is presented as a separate line item in the statement of operations. Please explain how you determined that you have the credit risk in the revenue-generating transactions and are also the primary obligor responsible for providing the services to the customer. Explain why you control each specified good or service before that good or service is transferred to the customer. In this respect, please provide us with your analysis of the principal versus agent considerations for your digital advertising and subscription revenues attributable to the media business for Sports Illustrated and properties you operate on behalf of independent Publisher Partners.   We refer you to ASC 606-10-55-36 through 55-40.

6. We note that you have developed proprietary advertising technology, techniques and relationships that allows Expert Contributors to monetize online, editorially focused content through various display and video advertisements and tools and services for driving a subscription or membership based business and other monetization services. Please help us better understand your revenue share arrangements with Expert Contributors contributing content to your operated sites. Explain whether your Independent Publisher Partners, Expert Contributors and you split the revenue generated from the Platform Services.

7. Please clarify your disclosures that indicate pursuant to the Partner Agreements, you and your Publisher Partners split revenue generated from the Platform Services used in connection with the Publisher Partner's content based on certain metrics such as whether the revenue was from direct sales, was generated by your Publisher Partner or you, was generated in connection with a subscription or a membership, was based on standalone or bundled subscriptions or whether the revenue was derived from affiliate links. In this respect, explain in greater detail how you and your Independent Publisher Partners split revenue for each of the aforementioned metrics.

Segments, page F-13

8. Please clarify whether the owned and operated properties as well as properties you run on behalf of Independent Publisher Partners represent one reportable segment. That is, explain whether you are aggregating operating segments since they have similar economic characteristic. If so, please provide your analysis of how you considered the aggregation criteria outlined in ASC 280-10-50-11. Further, clarify your disclosures that indicate the chief operating decision maker ("CODM") of the Company reviews specific financial and operational specific data and other key metrics to make resource allocation decisions and assesses performance by review of profit and loss information on a consolidated basis. That is, confirm that the CODM does not also review similar data based on a disaggregated basis (e.g., owned and operated properties versus Independent Publisher Partners or Digital versus Print businesses). Please advise. In addition, the factors used to aggregate operating segments into one reportable segment should be disclosed, if applicable. We refer you to ASC 280-10-50-21(a).

Subscription Acquisition Costs, page F-20

9. We note that you have determined that sales commissions paid on all third-party agent sales of subscriptions are direct and incremental and, therefore, meet the capitalization criteria. Clarify whether a contract exists with the subscriber at the time the commission is earned. We refer you to ASC 606-10-25-1. That is, confirm that the contract creates enforceable rights and obligations at that time. Also, clarify whether the subscription agreements have substantive termination penalties. Further, tell us whether you pay additional commissions upon contract renewals and whether those renewal commissions are commensurate with the initial commission paid. We refer you to ASC 340-40. In addition, please clarify the nature of direct mail cost and explain why such cost is

considered a cost to obtain a contract.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology